File Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 43 DATED DECEMBER 18, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 38 dated October 16, 2007, supplement no. 39 dated November 1, 2007, supplement no. 40 dated November 16, 2007, supplement no. 41 dated November 21, 2007, and supplement no. 42 dated December 7, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the extension of the offering through April 30, 2008;

•	the execution of loan modification agreements; and

•	the acquisition of a $20 million mezzanine loan.

Extension of the Offering

On December 18, 2007, our board of directors approved an extension of our primary offering of 200,000,000 shares until the earlier of the sale of all 200,000,000 shares or April 30, 2008. Under rules promulgated by the SEC, we could extend our primary offering until January 13, 2009, and in some circumstances we could continue our primary offering until as late as July 12, 2009. If we extend our offering beyond April 30, 2008, we will provide that information in a prospectus supplement. We may continue to offer shares under our dividend reinvestment plan beyond these dates until we have sold 80,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate this offering at any time.

Modifications to Certain Loan Agreements

On December 7, 2007, in connection with our acquisition of the South Towne Corporate Center I and II, the loan documents (the “Loan Documents”) related to the mortgages or deeds of trust entered in connection with the financings of the following properties (the “Properties”) were modified to provide for cross-default and cross-collateralization with the South Towne Mortgage Loan: Woodfield Preserve Office Center, the Nashville Flex Portfolio, Cardinal Health Building, Corporate Express Building, Hartman Business Center One, Crystal Park II, Park 75, Rickenbacker IV, Plainfield Business Center and Advo-Valassis Building. The Loan Documents were also modified to provide that we are not entitled to a release of any of the Properties from the liens of the mortgages or deeds of trust related thereto until and unless the South Towne Mortgage Loan entered on November 30, 2007 in connection with our acquisition of the South Towne Corporate Center I and II has been paid in full.

Investment in Artisan Multifamily Portfolio Mezzanine Loan

On December 11, 2007, we purchased, through an indirect wholly owned subsidiary, a $20 million mezzanine loan (the “Artisan Multifamily Portfolio Mezzanine Loan”) from Wachovia Bank, National Association, which is not affiliated with us or our advisor. The purchase price of the Artisan Multifamily Portfolio Mezzanine Loan was approximately $15.9 million plus closing costs. We funded the acquisition with proceeds from this offering.

The borrowers under the Artisan Multifamily Portfolio Mezzanine Loan are VRP Bayshore Club Holdings, LLC and VRP Summerhill Villas Holdings, LLC (the “Borrowers”). Neither we nor our advisor is affiliated with the Borrowers. The Artisan Multifamily Portfolio Mezzanine Loan has an initial maturity date of August 9, 2009 with three one-year extension options and bears interest at a floating rate of one-month LIBOR plus 250 basis points. A LIBOR Rate Cap Agreement is in place during the initial term of the Artisan Multifamily Portfolio Mezzanine Loan that caps the LIBOR rate at 6.0%. The loan is prepayable in full (but not in part) after August 1, 2008 upon 30 days notice and upon payment of interest through the end of the monthly interest accrual period. Prior to the maturity date, the Borrowers under the Artisan Multifamily Portfolio Mezzanine Loan are required to make monthly interest-only payments, with the outstanding principal balance being due on the maturity date.

The Borrowers are using the proceeds from the Artisan Multifamily Portfolio Mezzanine Loan to fund the acquisition of two garden-style multifamily apartment complexes in Las Vegas, Nevada: Summerhill Villas Apartments with 440 units and Bayshore Club apartments with 144 units (the “Properties”). There is $45 million of financing senior to the Artisan Multifamily Portfolio Mezzanine Loan. The senior financing is secured by deeds of trust on each of the Properties.

The Artisan Multifamily Portfolio Mezzanine Loan is secured by, among other things, a pledge by the Borrowers of their interests in the respective limited liability companies that hold title to the Properties. The pledge agreements entered by the Borrowers provide that in the event of default under the Artisan Multifamily Portfolio Mezzanine Loan, we may exercise our rights and remedies against each of the Borrowers. The direct or indirect owners of the Borrowers — Square Mile Partners II TE, LP, Square Mile Partners II LP, Martin S. Burger and Jeffrey A. Fine — have guaranteed certain obligations under the loan.

Pursuant to an intercreditor agreement, our right to payment under the Artisan Multifamily Portfolio Mezzanine Loan is subordinate to the right to payment of the lender under the $45 million mortgage loan made to the limited liability companies that directly hold title to the Properties. The intercreditor agreement provides that in the event of a default under the Artisan Multifamily Portfolio Mezzanine Loan, we would be entitled to foreclose on the Borrowers’ membership interests in the limited liability companies that hold title to the Properties subject to the satisfaction of customary transfer provisions set forth in the intercreditor agreement.

Unlike a foreclosure under a deed of trust or mortgage, the foreclosure of a membership interest entitles the foreclosing party (in this case, our indirectly wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the membership interests in this transaction would allow us to take indirect control of the Properties, subject to the senior debt related to the Properties.

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